Exhibit 21.01

NutraCea Subsidiaries

NutraGlo Incorporated, a Nevada corporation, 100% ownership by NutraStar Technologies Incorporated.

NutraStar Technologies Incorporated, a Nevada corporation, 100% ownership by NutraCea.

NutraStarSport, Inc., a Nevada corporation, partial ownership by NutraStar Technologies Incorporated with Chris Basio.

The RiceX Company, a Delaware corporation, 100% ownership by NutraCea.

RiceX Nutrients, Inc., a Montana corporation, 100% ownership by The RiceX Company.